Exhibit 99.1

BriaCell Therapeutics Announces Proceeds of US$12.88 Million from Warrant Exercises

Proceeds will be used to advance clinical and research and development pipeline and for general corporate purposes

BERKELEY, Calif. and VANCOUVER, British Columbia, June 10, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, announced today that it has received US$12.88 million in proceeds from investors exercising 2,425,300 common share purchase warrants (“Warrants”) at an exercise price of US$5.3125 per common share. The Warrants were issued as part of the units sold in the Company’s public offering that closed on February 26, 2021. The Company expects to use the net proceeds of the Warrant exercises to further advance its clinical and research and development pipeline and for general corporate purposes.

“Last week, we disclosed our updated clinical survival data showing 12.0 months of overall survival benefit in advanced breast cancer patients who had previously failed a number of treatments prior to enrollment in our Phase I/IIa study,” said Dr. Bill Williams, BriaCell’s President and CEO. “We believe that our unique technology has the potential to transform the way advanced breast cancer patients are treated, and, now with additional cash, we will be able to advance our pipeline and explore applications of our platform technology in other types of cancer in addition to breast cancer.”

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com